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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                             PEREGRINE SYSTEMS, INC.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    71366Q101
                                    ---------
                                 (CUSIP Number)


                                  June 16, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
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     A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO.  71366Q101               13G/A               PAGE   2   OF  9    PAGES
         ---------------------                              -----    -----

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul G. Allen
          ---------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [ ]

          ---------------------------------------------------------------------

    3     SEC USE ONLY

          ---------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          ---------------------------------------------------------------------

                       5     SOLE VOTING POWER

  NUMBER OF            -0- shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          6     SHARED VOTING POWER
  OWNED BY
    EACH               2,055,640 shares (1)
  REPORTING            --------------------------------------------------------
 PERSON WITH           7     SOLE DISPOSITIVE POWER

                       -0- shares
                       --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                       2,055,640 shares (1)
                       --------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,055,640 shares (1)
          ---------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

          ---------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.5%
          ---------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  71366Q101               13G/A               PAGE   3   OF  9    PAGES
         ---------------------                              -----    -----

    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vulcan Ventures Incorporated     IRS ID No. 91-1374788
          ---------------------------------------------------------------------

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                      (b)   [ ]

          ---------------------------------------------------------------------

    3     SEC USE ONLY

          ---------------------------------------------------------------------

    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Washington
          ---------------------------------------------------------------------

                       5     SOLE VOTING POWER

  NUMBER OF            -0- shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          6     SHARED VOTING POWER
  OWNED BY
    EACH               2,055,640 shares (1)
  REPORTING            --------------------------------------------------------
 PERSON WITH           7     SOLE DISPOSITIVE POWER

                       -0- shares
                       --------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                       2,055,640 shares (1)
                       --------------------------------------------------------

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,055,640 shares (1)
          ---------------------------------------------------------------------

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

          ---------------------------------------------------------------------

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.5%
          ---------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
(1) Directly owned by Vulcan Ventures Incorporated. Paul G. Allen is the sole shareholder of Vulcan Ventures Incorporated and may be deemed to have shared voting and dispositive power with respect to such shares.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTORY NOTE

               This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13G filed by Vulcan Ventures and Paul G. Allen on February 14, 2000, relating to 2,740,854 shares of Common Stock, $0.0001 par value per share (the "Harbinger Common Stock"), of Harbinger Corporation ("Harbinger"). Pursuant to a merger of Harbinger with and into Peregrine Systems, Inc. ("Issuer"), completed on June 16, 2000, the Harbinger Common Stock was exchanged for common stock of the Issuer, $0.001 par value per share ("Issuer Common Stock"), at a ratio of 0.75 of a share of Issuer Common Stock for each share of Harbinger Common Stock.

ITEM 1 (a). NAME OF ISSUER:   Peregrine Systems, Inc.

ITEM 1 (b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    12670 High Bluff Drive
                    San Diego, California 92130


ITEM 2 (a). NAME OF PERSON FILING: Paul G. Allen and Vulcan Ventures
                                    Incorporated

ITEM 2 (b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    110 - 110th Avenue N.E.
                    Bellevue, Washington  98004


ITEM 2 (c). CITIZENSHIP: Paul G. Allen is a citizen of the United States of America. Vulcan Ventures Incorporated is a corporation organized under the laws of the State of Washington.


ITEM 2 (d). TITLE OF CLASS OF SECURITIES:  Common Stock, par value $0.001 per share.


ITEM 2 (e). CUSIP NUMBER: 71366Q101


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: not applicable.

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
            Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;



                               Page 4 of 9 pages

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                (E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.     OWNERSHIP

        (a) Amount Beneficially Owned: 2,055,640 shares (1)

        (b) Percent of Class: 1.5% (1)

        (c) Number of Shares as to which Such Person has:

            (i)   sole power to vote or to direct the vote                        -0- shares
            (ii)  shared power to vote or to direct the vote                      2,055,640 shares (1)
            (iii) sole power to dispose or to direct the disposition of           -0- shares
            (iv)  shared power to dispose or to direct the disposition of         2,055,640 shares (1)


                 (1) Percentages are based upon 139,399,840 shares of Common Stock of the Issuer issued and outstanding (i.e., the sum of the 109,356,814 shares of Common Stock of the Issuer, issued and outstanding as of May 15, 2000, as reported in the Issuer's Registration Statement No. 333-36744 on Form S-4/A filed on May 22, 2000, and the additional 30,043,026 shares of Common Stock of the Issuer expected to be issued in exchange for 40,057,369 shares of common stock of Harbinger issued and outstanding as of May 22, 2000, also reported in the Issuer's Registration Statement No. 333-36744 on Form S-4/A filed on May 22,
2000). Percentages based on shares beneficially owned by Paul G. Allen and held indirectly through Vulcan Ventures Incorporated, a company owned 100% by Mr. Allen.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.



                                  Page 5 of 9 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


ITEM 10. CERTIFICATION

         Not applicable.



                               Page 6 of 9 pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2000

                                            VULCAN VENTURES INCORPORATED



                                            By: /s/ WILLIAM D. SAVOY
                                               ---------------------------------
                                               William D. Savoy, Vice President


                                                              *
                                            ------------------------------------
                                            Paul G. Allen


                                           *By: /s/ WILLIAM D. SAVOY
                                               ---------------------------------
                                            William D. Savoy as Attorney-in Fact
                                            for Paul G. Allen pursuant to a
                                            Power of Attorney filed on August
                                            30, 1999, with the Schedule 13G of
                                            Vulcan Ventures Incorporated and
                                            Paul G. Allen for Pathogenesis, Inc.
                                            and incorporated herein by
                                            reference.

                                  EXHIBIT INDEX


EXHIBIT          DESCRIPTION

99.1      Joint Filing Agreement
99.2 Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. (incorporated herein by reference.)


                               Page 8 of 9 pages

                                  EXHIBIT 99.1

                             JOINT FILING AGREEMENT


         We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by either or both of us will be filed, on behalf of each of us.

Dated:  June 29, 2000.


                                  VULCAN VENTURES INCORPORATED



                                   By: /s/ WILLIAM D. SAVOY
                                      ------------------------------------------
                                      William D. Savoy, Vice President


                                      ------------------------------------------
                                      Paul G. Allen

                                  *By: /s/ WILLIAM D. SAVOY
                                      ------------------------------------------
                                      William D. Savoy as Attorney-in Fact for
                                      Paul G. Allen pursuant to a Power of
                                      Attorney filed on August 30, 1999, with
                                      the Schedule 13G of Vulcan Ventures
                                      Incorporated and Paul G. Allen for
                                      Pathogenesis, Inc. and incorporated herein
                                      by reference.